UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE

13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2007

Commission file number: 001-32635

BIRKS & MAYORS INC.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Canada

(Jurisdiction of incorporation or organization)

1240 Phillips Square

Montreal Québec

Canada

H3B 3H4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐  Yes    ☒  No

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS

The following documents of the Registrant are submitted herewith:

		Page
99.1	Unaudited Condensed Consolidated Balance Sheets as of December 30, 2006 and March 25, 2006	5

99.2	Unaudited Condensed Consolidated Statements of Operations for the thirteen week periods ended December 30, 2006 and December 24, 2005 and for the forty and thirty-nine week periods ended December 30, 2006 and December 24, 2005, respectively	6

99.3	Unaudited Condensed Consolidated Statements of Cash Flows for the forty and thirty-nine week periods ended December 30, 2006 and December 24, 2005, respectively	7

99.4	Notes to the Unaudited Condensed Consolidated Financial Statements	8

99.5	Management’s Discussion and Analysis of Financial Condition and Results of Operations	15

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BIRKS & MAYORS INC.
(Registrant)

	By:	/s/ Michael Rabinovitch
Michael Rabinovitch
Date: February 16, 2007		Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
Exhibit 99.1	Unaudited Condensed Consolidated Balance Sheets as of December 30, 2006 and March 25, 2006

Exhibit 99.2	Unaudited Condensed Consolidated Statements of Operations for the thirteen week periods ended December 30, 2006 and December 24, 2005 and for the forty and thirty-nine week periods ended December 30, 2006 and December 24, 2005, respectively

Exhibit 99.3	Unaudited Condensed Consolidated Statements of Cash Flows for the forty and thirty-nine week periods ended December 30, 2006 and December 24, 2005, respectively

Exhibit 99.4	Notes to the Unaudited Condensed Consolidated Financial Statements

Exhibit 99.5	Management’s Discussion and Analysis of Financial Condition and Results of Operations

EXHIBIT 99.1

BIRKS & MAYORS INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share amounts)

	December 30, 2006	March 25, 2006
Assets
Current Assets:
Cash and cash equivalents	$3,087	$1,838
Accounts receivable	14,848	12,395
Inventories	166,247	147,039
Other current assets	4,918	3,531

Total current assets	189,100	164,803

Property and equipment	33,931	32,653
Goodwill and other intangible assets	30,090	30,169
Other assets	1,336	1,864

Total non-current assets	65,357	64,686

Total assets	$254,457	$229,489

Liabilities and Stockholders’ Equity
Current liabilities:
Bank indebtedness	$83,684	$88,107
Accounts payable	52,281	39,109
Accrued liabilities	14,443	12,549
Current portion of long-term debt	1,714	1,316

Total current liabilities	152,122	141,081

Long-term debt	16,516	16,971
Other long-term liabilities	3,441	4,070

Total long-term liabilities	19,957	21,041

Commitments and contingencies
Stockholders’ equity:
Class A common stock – no par value, unlimited shares authorized, issued and outstanding 3,492,361 and 3,489,753, respectively	21,842	21,833
Class B common stock – no par value, unlimited shares authorized, issued and outstanding 7,717,970 and 7,717,970, respectively	38,613	38,613
Class C common stock – no par value, 100,000 authorized, none issued	—	—
Preferred stock – no par value, 2,034,578 authorized, none issued	—	—
Non-voting common shares – no par value, unlimited shares authorized, none issued	—	—
Additional paid-in capital	16,038	16,053
Retained earnings (accumulated deficit)	6,994	(8,048)
Accumulated other comprehensive loss	(1,109)	(1,084)

Total stockholders’ equity	82,378	67,367

Total liabilities and stockholders’ equity	$254,457	$229,489

See accompanying notes to unaudited condensed consolidated financial statements.

EXHIBIT 99.2

BIRKS & MAYORS INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	13 weeks ended December 30, 2006	13 weeks ended December 24, 2005	40 weeks ended December 30, 2006	39 weeks ended December 24, 2005
Net Sales	$114,747	$110,025	$237,810	$218,282
Cost of sales	57,126	56,199	120,971	113,772

Gross profit	57,621	53,826	116,839	104,510

Selling, general & administrative expenses	33,918	34,046	89,127	82,214

Depreciation and amortization	1,422	1,455	4,968	3,991

Total operating expenses	35,340	35,501	94,095	86,205

Operating income	22,281	18,325	22,744	18,305
Interest and other financial costs	2,574	2,591	7,547	6,754

Income before income taxes	19,707	15,734	15,197	11,551
Income taxes	155	40	155	40

Net income	$19,552	$15,694	$15,042	$11,511

Weighted average shares outstanding
Basic	11,210	9,011	11,209	7,867
Diluted	11,829	10,488	11,754	9,896
Net income per share
Basic	$1.74	$1.74	$1.34	$1.46
Diluted	$1.65	$1.50	$1.28	$1.18

See accompanying notes to unaudited condensed consolidated financial statements

EXHIBIT 99.3

BIRKS & MAYORS INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	40 weeks ended December 30, 2006	39 weeks ended December 24, 2005
Cash flows from operating activities:
Net income	$15,042	$11,511
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,422	4,396
Amortization of debt costs	440	339
Non-cash compensation expense (income)	155	(636)
Other operating activities, net	(424)	78
Increase in assets:
Accounts receivable	(2,480)	(3,669)
Inventories	(19,383)	(6,006)
Other current assets	(1,398)	(2,150)
Increase in liabilities:
Accounts payable	13,376	23,386
Accrued liabilities and other long-term liabilities	1,806	2,281

Net cash provided by operating activities	12,556	29,530

Cash flows from investing activities:
Additions to property and equipment	(5,596)	(4,047)
Cost incurred in connection with acquisition of subsidiary	—	(228)
Other investing activities	112	(50)

Net cash used in investing activities	(5,484)	(4,325)

Cash flows from financing activities:
Increase (decrease) in bank indebtedness	7,206	(8,410)
Proceeds from long-term debt	—	250
Payment of commitment fees	(146)	(383)
Repayment of junior credit facility	(11,668)	(1,000)
Repayment of loans for leasehold improvements and term loans	(14)	(799)
Repayment of obligations under capital leases	(685)	(107)
Stock issuance cost	—	(623)
Repayment of long-term debt	(479)	(1,587)
Other financing activities	9	(170)

Net cash used in financing activities	(5,777)	(12,829)
Effect of exchange rate on cash and cash equivalents	(46)	1

Net increase in cash and cash equivalents	1,249	12,377
Cash and cash equivalents at beginning of period	1,838	1,762

Cash and cash equivalents at end of period	$3,087	$14,139

Supplemental cash flow information:
Interest paid	$7,265	$6,110

Non-cash transactions from investing activities:
Property and equipment additions acquired through capital leases	$1,023	$1,533

See accompanying notes to unaudited condensed consolidated financial statements.

EXHIBIT 99.4

BIRKS & MAYORS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation and Significant Accounting Policies

These Unaudited Condensed Consolidated Financial Statements include the accounts of the Canadian parent company Birks & Mayors Inc. (“Birks & Mayors or the “Company”) and its wholly-owned subsidiaries, Henry Birks & Sons U.S. Inc., and Mayor’s Jewelers, Inc. (“Mayors”), are prepared in U.S. dollars and do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. All significant intercompany accounts and transactions have been eliminated in consolidation.

The consolidated financial statements of the Company in this report have not been audited. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the financial position and results of operations for the interim period have been made. The results of operations are not necessarily indicative of the results of operations for the full year or any other interim period. These statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Annual Report on Form 20-F for the fiscal year ended March 25, 2006, filed with the United States Securities and Exchange Commission (“SEC”) on July 19, 2006.

The accounting principles followed by the Company and the methods of applying these principles conform with generally accepted accounting principles in the United States and with general practices of the retail industry. These principles require management to make certain estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. The most significant estimates include valuation of inventories and accounts receivable, provisions for income taxes, and the recoverability of long-lived assets. Actual results could differ from these estimates. Periodically, the Company reviews all significant estimates and assumptions affecting the financial statements relative to current conditions and records the effect of any necessary adjustments. The consolidated financial statements include certain reclassifications of prior period amounts in order to conform with current period presentation.

2. Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (“FASB”) ratified Emerging Issues Task Force Issue No. 06-3, (“EITF 06-3”) “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (that is, Gross versus Net Presentation)”, which allows companies to adopt a policy of presenting taxes in the income statement on either a gross or net basis. Taxes within the scope of this EITF would include taxes that are imposed on a revenue transaction between a seller and a customer. If such taxes are significant, the accounting policy should be disclosed as well as the amount of taxes included in the financial statements if presented on a gross basis. EITF 06-3 is effective for interim and annual reporting periods beginning after December 15, 2006. The adoption of EITF 06-3 is not expected to have a material effect on the Company’s financial position or results of operations.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting and reporting for uncertainties in income tax law, or obligations/liabilities. The interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently assessing the impact, if any, of FIN 48 which it expects to adopt on April 1, 2007. The adoption of FIN 48 is not expected to have a material effect on the Company’s financial position or results of operations.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108 (“SAB 108”), “Considering the Effects of Prior Year Misstatements when Qualifying Misstatements in Current Year Financial Statements,” which provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 is effective for companies with fiscal years ending after November 15, 2006. The Company is currently assessing the impact of the adoption of SAB 108 and does not expect that SAB 108 will have a material effect on its financial position or results of operations.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (“SFAS No. 157”), “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement applies to other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company has not yet determined the impact, if any, that the adoption of SFAS No. 157 will have on its financial position or results of operations.

3. Earnings Per Common Share

The following table sets forth the computation of basic and diluted earnings per common share for thirteen week periods ended December 30, 2006 and December 24, 2005 and for the forty and thirty-nine week periods ended December 30, 2006 and December 24, 2005, respectively. The following table is in thousands, except per share data:

	13 weeks ended December 30, 2006	13 weeks ended December 24, 2005	40 weeks ended December 30, 2006	39 weeks ended December 24, 2005
Numerator:
Net income	$19,552	$15,694	$15,042	$11,511
Interest on convertible notes	—	39	—	194

Total numerator	$19,552	$15,733	$15,042	$11,705

Denominator:
Weighted average shares outstanding
Basic	11,210	9,011	11,209	7,867
Dilutive effect of stock options, warrants and stock appreciation rights (SARs)	619	327	545	273
Dilutive effect of preferred stock	—	580	—	882
Dilutive effect of convertible debt	—	570	—	874

Diluted	11,829	10,488	11,754	9,896

Net income per share:
Basic	$1.74	$1.74	$1.34	$1.46
Diluted	$1.65	$1.50	$1.28	$1.18

For the thirteen week periods ended December 30, 2006 and December 24, 2005, 115,000 and 194,000 shares underlying outstanding stock options, respectively, were excluded from the computation of net income per diluted share due to their antidilutive effect. For the forty and thirty-nine week periods ended December 30, 2006 and December 24, 2005, there were approximately 115,000 and 140,000 shares, respectively, underlying outstanding stock options, respectively, excluded from the computation of net income per diluted share due to their antidilutive effect.

4. Benefit Plans and Stock-Based Compensation

The Company can issue stock options and SARs to executive management, key employees and directors under stock-based compensation plans. Through March 25, 2006, the Company historically accounted for stock-based compensation using the intrinsic value method under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees and related interpretations” (“APB 25”) in accounting for its stock-based compensation plans. Accordingly, compensation expense has only been recognized for awards which met the definition of variable awards under APB 25. The Company has historically reported pro forma results under the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”), as amended by Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure.” On March 26, 2006, the Company adopted Statement of Financial Accounting Standard No. 123(R) (“SFAS No. 123R”), “Share-Based Payment,” which is a revision of SFAS No. 123. SFAS No. 123R supersedes APB 25 and amends Statement of Financial Accounting Standards No. 95, “Statement of Cash Flows.”

The Company’s stock option plans and arrangements are described as follows:

In 2006, the Company adopted a Long-Term Incentive Plan to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and to promote the success of the Company. Any employee or consultant selected by the administrator is eligible for any type of award provided for under the Long-Term Incentive Plan, except that incentive stock options may not be granted to consultants. The Long-Term Incentive Plan provides for the grant of units and performance units or share awards. The Long-Term Incentive Plan authorizes the issuance of 900,000 Class A voting shares, which consist of authorized but unissued Class A voting shares. The Company is restricted from issuing Class A voting shares or equity based awards under this program without the approval of the shareholders of the Company if such issuance, when combined with the

Class A voting shares issuable under this plan or any of the Company’s other equity incentive award plans exceeds 1,304,025 Class A voting shares. Based on the current number of awards outstanding under all of the Company’s plans, no additional equity incentive awards are currently issuable without shareholder approval. Cash settled awards however are permitted. During the forty week period ended December 30, 2006, the Company granted 11,970 SARs under this plan to members of the Company’s Board of Directors. The SARs were fully vested at the time of issuance and entitle the grantee the right to receive the value of the appreciation in the market value of the Company’s stock over the market value of the Company’s common stock on the date of grant of the SARs. The SARs expire ten years after grant. Because these awards are to be settled by the Company through the issuance of cash, these awards are considered liability awards.

The Company has outstanding employee stock options issued under the Birks Employee Stock Option Plan (the “Birks ESOP”). The Birks ESOP was authorized to issue 237,907 shares or 10% of non-voting common stock. The granting of options, the exercise price and the related vesting period were determined at the discretion of the Board of Directors. The lives of the options issued under the Birks ESOP were not to exceed 10 years with options vesting generally pro-rata over four years. Effective November 15, 2005, no awards are permitted to be granted under the Birks ESOP. However, the Birks ESOP will remain in effect until the outstanding awards issued under the plan terminate or expire by their terms. At December 30, 2006, there were 162,437 Class A voting shares underlying options granted under the Birks ESOP.

The Company has also entered into separate agreements to issue options to purchase Class A voting shares of the Company to the Company’s Chief Executive Officer and Class A voting shares to a director of the Company and a director of Iniziativa S.A. (“Iniziativa”), a controlling shareholder of the Company. As of December 30, 2006, the Company’s Chief Executive Officer held options to purchase 513,209 Class A voting shares of the Company and a director of the Company and a director of Iniziativa held options to purchase 143,339 of Class A voting shares. These options are exercisable at prices ranging from CAN$6.00 to CAN$7.00 per share. The options issued to a director of the Company and a director of Iniziativa are exercisable and expire over a period of ten years from the grant date. The options issued to the Company’s Chief Executive Officer were also exercisable as of December 30, 2006 and expire either two years after termination of employment or ten years after retirement.

As of December 30, 2006, the Company had outstanding 15,000 options granted to members of its Board of Directors to acquire Class A voting shares of the Company for a purchase price of CAN$7.73 exercisable at any time until April 23, 2014.

The following is a summary of the activity of Birks’ stock option plans and arrangements (in Canadian dollars):

	Shares underlying Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (In years)	Intrinsic Value
				(000’s)
Outstanding March 25, 2006	834,804	$6.40
Granted	—	—
Exercised	—	—
Expired/forfeited	(819)	$6.87

Outstanding December 30, 2006	833,985	$6.39	2.6	$1,645

Exercisable at December 30, 2006	823,985	$6.37	2.5	$1,639

Included in the above calculation were 513,209 options to purchase Class A voting shares held by the Company’s Chief Executive Officer, which expire either two years after termination or ten years after retirement. For purposes of the table above, the remaining contractual life was estimated to be the remaining period under his employment agreement, plus two years.

Under plans approved by the Company’s former Board of Directors of Mayors, the Company has outstanding stock options and SARs issued to employees and members of the Company’s Board of Directors. Under these plans, the option price was required to equal the market price of the stock on the date of the grant or in the case of an individual who owned 10% or more of the common stock of Mayors, the minimum price was to be set at 110% of the market price at the time of issuance. Options granted under these programs generally became exercisable from six months to three years after the date of grant, provided that the individual was continuously employed by Mayors, or in the case of directors, remained on the Board of Directors. All options generally expired no more than ten years after the date of grant. No further awards will be granted under these plans. However, these plans will remain effective until the outstanding awards issued under the plans terminate or expire by their terms.

The following is a summary of the activity of Mayors stock option plans.

	Shares Underlying Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (In years)	Intrinsic Value
				(000’s)
Outstanding March 25, 2006	370,000	$13.96
Granted	—	—
Exercised	(2,608)	3.34
Expired/forfeited	(20,130)	27.81

Outstanding December 30, 2006	347,262	$13.24	5.4	$896

Exercisable at December 30, 2006	347,262	$13.24	5.4	$896

Included in the above calculation were 130,425 options that were granted to the Company’s Chief Executive Officer and expire either after ten years from the grant date or two years after termination of employment. For purposes of the information within the table above, a term of ten years from the issuance date is used.

As of December 30, 2006, the Company had outstanding warrants exercisable into 382,722 shares of the Company’s stock. These warrants have a weighted average exercise price of $3.42 per share. As of November 1, 2005, these awards were fully-vested and no additional compensation expense will be recognized under the requirements of SFAS No. 123R.

As of December 30, 2006, the Company had outstanding 113,034 SARs previously issued under the Mayors plan to members of senior management at a strike price of $6.22. The grantees’ interests in these SARs generally vest ratably over a three year period and expire ten years after grant. Prior to the Company’s adoption of SFAS No. 123R, these awards were considered variable awards under APB 25, with changes in the fair value above the strike price of the underlying stock recorded in the Condensed Consolidated Statements of Operations. These awards are considered equity incentive awards under SFAS No. 123R and as such, the fair value of these awards as calculated at the time of their grant is amortized as an expense over the vesting period. As of December 30, 2006, the weighted-average remaining contractual life of these awards was 8.6 years and the aggregate intrinsic value was $0.1 million.

In February 2006, the Company adopted an Employee Stock Purchase Plan (“ESPP”). The ESPP permits eligible employees, which do not include executives of the Company, to purchase the Company’s Class A voting stock at 85% of the Company’s fair market value through regular payroll deductions. A total of 100,000 shares of the Company’s Class A voting shares are reserved for issuance under the ESPP. As of December 30, 2006, no shares have been issued under this plan.

As of December 30, 2006, there was approximately $0.1 million of total unrecognized stock-based compensation costs related to unvested options and SARs granted under the Company’s plans that will be recognized over a weighted average period of 0.7 years. There were no stock options granted during the forty and thirty-nine week periods ended December 30, 2006 and December 24, 2005, respectively.

Pro forma net income and net income per share, as if the Company had applied the fair value recognition provisions of SFAS No. 123R to stock based compensation for periods presented prior to the Company’s adoption of SFAS No. 123R, are as follows:

	For the 13 weeks ended December 24, 2005	For the 39 weeks ended December 24, 2005
	(In thousands, except per share data)
Net income, as reported	$15,694	$11,511
Plus (less): Employee compensation expense (income) considered in the determination of net income	710	(636)
Less: Stock-based employee compensation expense determined under the fair-value-based method for all awards, net of tax	(342)	(382)

Pro forma net income	$16,062	$10,493

Earnings per basic share:
As reported	$1.74	$1.46
Pro forma	$1.78	$1.33

Earnings per diluted share:
As reported	$1.50	$1.18

Pro forma	$1.54	$1.09

Effective March 26, 2006, the Company adopted SFAS No. 123R using the modified prospective transition method. Under the modified prospective transition method, fair value accounting and recognition provisions of SFAS No. 123R are applied to share-based awards granted or modified subsequent to the date of adoption and prior periods presented are not restated. In addition, for awards granted prior to the effective date, the unvested portion of the awards is recognized in periods subsequent to the effective date based on the grant date fair value determined for pro forma disclosure purposes under SFAS No. 123. The compensation cost calculated under the fair value approach is recognized on a pro rata basis over the vesting period of the stock options and SARs (usually three years). All stock option grants and SARs issued in the prior fiscal year are subject to graded vesting as services are rendered. The fair value for granted options and SARs was estimated at the time of the grant using the Black-Scholes option-pricing model. Due to limited trading history, the expected volatilities are based on the volatility of share prices of similar entities. The risk-free rate for periods within the contractual life of the stock option award is based on the yield curve of a zero-coupon U.S. Treasury bond on the date the stock option award is granted with a maturity equal to the expected life of the stock option award. The Company uses historical data to estimate stock option exercises and forfeitures within the valuation model. The expected term of stock option awards granted is derived from historical exercise experience under the share-based employee compensation arrangements and represents the period of time that stock option awards granted are expected to be outstanding.

The Company recognized total stock-based compensation expense (income) of $45,000 and $710,000 during the thirteen week periods ended December 30, 2006 and December 24, 2005, respectively, and $155,000 and $(636,000) during the forty and thirty-nine week periods ended December 30, 2006 and December 24, 2005, respectively, which was recorded in selling, general, and administrative expenses in the Unaudited Condensed Consolidated Statements of Operations.

The Company issues new shares to satisfy share-based awards and exercise of stock options. During the forty and thirty-nine week periods ended December 30, 2006 and December 24, 2005, respectively, no cash was used to settle equity instruments granted under share-based payment arrangements.

The fair value of the 11,970 SARs granted under the Birks & Mayors Long Term Incentive Plan during the forty week period ended December 30, 2006, was estimated to be $3.44 per award. These awards are accounted for as liabilities and the fair value of these awards was estimated as of December 30, 2006 using the Black-Scholes pricing model with the following weighted-average assumptions:

For the 13 week period ended December 30, 2006
Dividend yield	0%
Expected volatility	43.30%
Risk-free interest rate	4.70%
Expected terms in years	5.92

5. Inventories

Inventories are summarized as follows:

	As of December 30, 2006	As of March 25, 2006
	(In thousands)
Raw materials	$6,750	$3,874
Work in progress	2,250	1,633
Retail inventories and manufactured finished goods	157,247	141,532

	$166,247	$147,039

In addition, the Company held inventory on consignment at December 30, 2006 and March 25, 2006 with a purchase value of approximately $38.9 million and $23.7 million, respectively.

6. Bank Indebtedness

Bank indebtedness consists of the following:

	As of December 30, 2006	As of March 25, 2006
	(In thousands)
Working capital credit facility	$83,639	$76,381
Junior secured term loan	–	11,668
Other indebtedness	45	58

	$83,684	$88,107

The Company maintains a $135 million working capital credit facility which is collateralized by substantially all of the Company’s assets. At December 30, 2006, the Company had excess borrowing capacity of $51.4 million. Availability under the working capital credit facility is determined based upon a percentage formula applied to certain inventory, accounts receivable and other assets and has certain restrictions regarding borrowing availability. The Company’s working capital credit facility bears interest at a floating rate of prime or prime plus .25% depending on the excess borrowing capacity, or, at the Company’s election, at a LIBOR based rate plus 1.25%, or LIBOR based rate plus 1.50%, or, LIBOR based rate plus 2.00% depending on the excess borrowing capacity and fixed coverage ratio. On December 30, 2006, the Company’s borrowing alternatives were at prime and at LIBOR plus 1.25%.

The terms of the working capital credit facility provide that no financial covenants are required to be met as long as certain net excess borrowing minimums are maintained. At December 30, 2006 and for the forty-week period then ended, we exceeded these net excess borrowing minimums and accordingly financial covenants were not applicable. At December 30, 2006, the Company did not need to test the financial covenants. The working capital credit facility also contains limitations on the Company’s ability to pay dividends. Under the terms of the facility, the Company can only pay dividends at certain excess borrowing capacity thresholds and the aggregate dividend payment for the twelve-month period ended as of any fiscal quarter cannot exceed 33% of the consolidated net income for such twelve month period.

In August 2006, the Company paid the remaining $11.7 million balance of its junior secured term loan with funds borrowed from its working capital credit facility.

In addition to the working capital credit facility, the Company has several other outstanding loans as of December 30, 2006: (1) a $1.7 million term loan from Investissement Québec that bears interest at a rate of prime plus 1.5% per annum, which equated to 7.5% at December 30, 2006, and repayable until June 2010 in eighty-one equal monthly capital repayments; (2) a $0.2 million loan payable to the Small Business Loan Fund Corporation, bearing interest at 6% per annum repayable in monthly installments maturing in April 2010; (3) a $0.1 million term loan with Sovereign Bank which bears interest at a rate of 6.75% and matures in February 2010; and (4) a $0.1 million non-revolving demand loan from Bank of Montreal bearing interest at an annual rate of prime plus 1% maturing in May 2009.

7. Segmented Information:

The Company has two reportable segments Retail and Other. Retail operates 38 stores across Canada under the Birks brand, and 29 stores in the Southeastern United States under the Mayors brand. Other consists primarily of our corporate sales division which services business customers by providing them with unique items for recognition programs, service awards and business gifts and also includes manufacturing unique products for the retail segment of our business.

The two segments are managed and evaluated separately based on gross profit. The accounting policies used for each of the segments are the same as those used for the consolidated financial statements. Inter-segment sales are made at amounts of consideration agreed upon between the two segments. The Company does not evaluate the performance of the Company’s assets on a segment basis for internal management reporting and, therefore, such information is not presented.

Certain information relating to the Company’s segments for the thirteen and forty week periods ended December 30, 2006 and for the thirteen and thirty-nine week periods ended December 24, 2005, respectively, is set forth below:

	RETAIL		OTHER		TOTAL
	13 weeks ended 12/30/06	13 weeks ended 12/24/05	13 weeks ended 12/30/06	13 weeks ended 12/24/05	13 weeks ended 12/30/06	13 weeks ended 12/24/05
	(In thousands)
Sales to External Customers	$111,042	$105,949	$3,705	$4,076	$114,747	$110,025
Inter-segment sales	—	—	$13,122	$8,228	$13,122	$8,228
Gross Profit	$56,532	$51,271	$2,142	$2,547	$58,674	$53,818

	RETAIL		OTHER		TOTAL
	40 weeks ended 12/30/06	39 weeks ended 12/24/05	40 weeks ended 12/30/06	39 weeks ended 12/24/05	40 weeks ended 12/30/06	39 weeks ended 12/24/05
	(In thousands)
Sales to External Customers	$228,463	$208,915	$9,347	$9,367	$237,810	$218,282
Inter-segment sales	—	—	$35,084	$24,672	$35,084	$24,672
Gross Profit	$113,515	$100,045	$5,391	$5,147	$118,906	$105,192

The following sets forth reconciliations of the segments’ gross profit to the Company’s consolidated gross profit for the thirteen and forty week periods ended December 30, 2006 and for the thirteen and thirty-nine week periods ended December 24, 2005, respectively:

	13 weeks ended December 30, 2006	13 weeks ended December 24, 2005	40 weeks ended December 30, 2006	39 weeks ended December 24, 2005
	(In thousands)
Gross Profit	$58,674	$53,818	$118,906	$105,192
Elimination of intercompany profit	(1,053)	8	(2,067)	(682)

Gross profit	$57,621	$53,826	$116,839	$104,510

EXHIBIT 99.5

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is designed to provide the reader of the financial statements with a narrative on our results of operations, financial position and liquidity, risk management activities, significant accounting policies and critical estimates, and the future impact of accounting standards that have been issued but are not yet effective. MD&A is presented in the following sections: Overview, Critical Accounting Policies and Estimates, Results of Operations and Financial Condition. It is useful to read the MD&A in conjunction with the Unaudited Condensed Consolidated Financial Statements and related notes thereto contained elsewhere in this document.

Annually, our fiscal years end on the last Saturday of March. As a result, our current fiscal year consists of one fourteen week quarter ending July 1, 2006 and three subsequent thirteen week quarters, while the prior year consisted of four thirteen week periods. We refer to the prior fiscal year ended March 25, 2006 as Fiscal 2006, and the current fiscal year ending March 31, 2007 as Fiscal 2007.

Overview

Birks & Mayors is a leading designer, maker and purveyor of luxury jewelry, timepieces and giftware in Canada and the Southeastern United States. As of January 31, 2006, we operated 38 stores under the Birks brand in most major metropolitan markets of Canada and 29 stores under the Mayors brand in Florida and Georgia.

We operate our business in two geographic areas, Canada and the Southeastern United States. We have two reportable segments, “Retail” and “Other.” Retail is comprised of our retail operations in the U.S. and Canada on a combined basis. Other consists primarily of our corporate sales division which services business customers by providing them with unique items for recognition programs, service awards and business gifts and also includes manufacturing which manufactures unique products for the retail segment of our business.

Our net sales are comprised of revenues (including retail, corporate, catalogue and internet sales), net of discounts, in each case, excluding sales tax. Sales are recognized at the point of sale when merchandise is taken or shipped. Sales of consignment merchandise are recognized on a full retail basis at such time that the merchandise is sold. Revenues for gift certificates and store credits are recognized upon redemption. Customers use cash, checks, debit cards, third-party credit cards, proprietary credit cards and house accounts (primarily for corporate sales customers) to make purchases. The level of our sales is impacted by the number of transactions we generate and the size of our average retail sale.

Our operating costs and expenses are primarily comprised of cost of sales and selling, general and administrative expenses (“SG&A”). Cost of sales includes cost of merchandise, direct inbound freight, direct labor related to repair services, the costs of our design and creative departments, manufacturing costs, inventory shrink, damage and obsolescence, jewelry, watch and giftware boxes as well as depreciation and amortization of production facilities and production tools, dies and molds and, in addition, product development costs. SG&A includes, but is not limited to, all non-production payroll and benefits (including non-cash compensation expense), store and head office occupancy costs, overhead, credit card fees, information systems, professional services, consulting fees, repairs and maintenance, travel and entertainment, insurance, legal, human resource and training expenses. Depreciation includes depreciation and amortization of our stores and head office, including buildings, leasehold improvements, furniture and fixtures, computer hardware and software and automobiles and trucks. Occupancy, overhead and depreciation are generally less variable relative to net sales than other components of SG&A such as credit card fees and certain elements of payroll, such as commissions. Another significant item in SG&A is marketing expenses which include marketing, public relations and advertising costs (net of amounts received from vendors for cooperative advertising) incurred to increase customer awareness of both the Company’s retail brands and the Birks product brand. Marketing has historically represented a significant portion of SG&A. Additionally, SG&A includes indirect costs such as freight, including inter-store transfers, receiving costs, distribution costs, and warehousing costs. The amounts of these indirect costs in SG&A are approximately $2.1 million for the thirteen week periods ended December 30, 2006 and December 24, 2005 and $3.6 million and $3.4 million for the forty and thirty-nine week periods ended December 30, 2006 and December 24, 2005, respectively.

We believe that the key drivers of our performance are our ability to:

•

execute our merchandising strategy to increase net sales and expand gross margin in existing stores by developing and marketing higher margin exclusive and unique products, and further developing our internal capability to design, develop, manufacture or source products;

•

execute our marketing strategy to enhance customer awareness and appreciation of our two retail brands, Birks and Mayors, as well as the Birks product brand, and to increase customer traffic, client acquisition and retention and net sales through regional and national advertising campaigns on television, billboards, print, catalog mailings, in-store events, community relations, media and public relations, partnerships with key suppliers, such as Mayors’ relationship with Rolex, and associations with prestige institutions;

•	provide a superior client experience through consistent outstanding customer service that will ensure customer satisfaction and promote the frequency and value of customer spending; and

•	expand distribution by selective new store openings in existing and new markets.

•	increase our retail stores’ average retail transaction, conversion rate, productivity of our store professionals and four wall profitability.

Critical Accounting Policies and Estimates

Our Unaudited Condensed Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America, but do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. Preparation of these statements requires management to make estimates and assumptions about future events and their impact on amounts reported in the financial statements and related notes. Some accounting estimates and policies have a significant impact on amounts reported in the financial statements. A summary of significant accounting estimates and policies and a description of accounting policies that are considered critical may be found in the Company’s Annual Report on Form 20-F for the fiscal year ended March 25, 2006 filed with the Securities and Exchange Commission on July 19, 2006 in the Notes to the Consolidated Financial Statements and the Critical Accounting Policies and Estimates section contained therein.

Results of Operations

Comparable Store Sales

We use comparable store sales as a key performance measure for our business. We do not include our non-retail store sales in comparable store calculations. Stores enter the comparable store calculation in their thirteenth full month of operation. Stores that have been resized and stores that are relocated are evaluated on a case-by-case basis to determine if they are functionally the same store or a new store and then are included or excluded from comparable store sales, accordingly. Comparable store sales is calculated in local currency terms and measures the percentage change in net sales for comparable stores in a period compared to the corresponding period in the previous year. If a comparable store is not open for the entirety of both periods, comparable store sales measures the change in net sales for the portion of time that such store was open in both periods.

The percentage increase (decrease) in comparable stores sales for the periods presented below is as follows:

	For the 13 weeks ended December 30, 2006	For the 13 weeks ended December 24, 2005	For the 40 weeks ended December 30, 2006	For the 39 weeks ended December 24, 2005
Canada	8%	14%	7%	6%
U.S.	(1%)	14%	2%	15%

Total	3%	14%	4%	11%

The increase in comparable store sales for the thirteen week and forty week periods ended December 30, 2006 is primarily the result of the successful execution of our strategy of increasing our average sale made possible also by the continued strength in the Canadian market. In the United States, we experienced a downturn in customer traffic patterns during the second and third quarter as compared to the same period last year, which were partially offset by a higher average unit retail price. Contributing to the same store sales growth was our continued success in the execution of our retail marketing strategies, which include increasing the level of merchandise we design, make or source ourselves, as well as increasing the amount of merchandise at higher price points, while increasing spending on the targeted use of catalogs, television, outdoor and print advertising as well as other marketing programs to promote brand awareness.

The comparable store sales growth of 14% and 11% for the thirteen week and thirty-nine week period ended December 24, 2005 was primarily attributable to strong growth in the U.S. market, with more moderate growth in the Canadian market. The increase in the U.S. during this period was primarily attributable to improved merchandising of the stores combined with effective marketing programs and retail store initiatives as well as the strength of the economy in Florida and Georgia during this period.

Thirteen Week Period Ended December 30, 2006 compared to the Thirteen Week Period Ended December 24, 2005

Net Sales

	For the 13 weeks ended December 30, 2006	For the 13 weeks ended December 24, 2005
	(In thousands)
Net sales – Retail	$111,042	$105,949
Net sales – Other	3,705	4,076

Total Net Sales	$114,747	$110,025

Net sales for the thirteen weeks ended December 30, 2006 were $114.8 million, an increase of $4.7 million from the thirteen weeks ended December 24, 2005. The increase in net sales was primarily driven by 3% higher comparable store sales growth during the thirteen week period ended December 30, 2006, as compared to an increase of 14% in comparable store sales during the thirteen week period ended December 24, 2005, which resulted primarily from the successful execution of the Company’s marketing and merchandising strategies, while increasing the quantity of products at higher price points and enhancing brand awareness. Additionally, $1.1 million of the $4.7 million increase in net sales related to translating the sales of the Canadian operations to U.S. dollars with a relatively stronger Canadian dollar.

Gross Profit

	For the 13 weeks ended December 30, 2006	For the 13 weeks ended December 24, 2005
	(In thousands)
Gross Profit – Retail	$56,532	$51,271
Gross Profit – Other	1,089	2,555

Total Gross Profit	$57,621	$53,826

Gross profit was $57.6 million or 50.2% of net sales for the thirteen week period ended December 30, 2006 compared to $53.8 million or 48.9% of net sales for the thirteen week period ended December 24, 2005, representing a 130 basis-point improvement. This improvement in gross margin was due to ongoing execution of the Company’s retail and merchandising strategies aimed at increasing the sales of higher margin merchandise and merchandise that we design and make or source. Included in the $3.8 million increase in gross profit was approximately $0.6 million associated with translating the net sales and cost of sales of the Canadian operations to U.S. dollars with a relatively stronger Canadian dollar.

SG&A was $33.9 million or 29.6% of net sales for the thirteen week period ended December 30, 2006 compared to $34.0 million or 30.9% of net sales for the thirteen week period ended December 24, 2005. Included in SG&A for the thirteen week period ended December 30, 2006 was $45 thousand of non-cash compensation expense, which compares to non-cash compensation expense of $0.7 million for the comparable period last year. The decrease in SG&A for the period excluding the impact of $0.5 million of higher expenses resulting from the impact of translating Canadian dollar expenses to U.S. dollars was $0.6 million. This decrease is primarily related to a $0.7 million decrease in non-cash compensation expense compared to the thirteen week period of the prior year. SG&A in the current year quarter also include $0.2 million of costs associated with the closing of one of our Canadian stores. SG&A as a percentage of sales decreased by 130 basis points in the current quarter compared to the same period last year.

Depreciation and amortization expense for the thirteen week periods ended December 30, 2006 and December 24, 2005 remained relatively level. Interest and other financial costs also remained relatively constant at $2.6 million for the thirteen week periods ended December 30, 2006 and December 24, 2005.

Forty Week Period Ended December 30, 2006 compared to the Thirty-Nine Week Period Ended December 24, 2005

Net Sales

	For the 40 weeks ended December 30, 2006	For the 39 weeks ended December 24, 2005
	(In thousands)
Net sales – Retail	$228,463	$208,915
Net sales – Other	9,347	9,367

Total Net Sales	$237,810	$218,282

Net sales for the forty weeks ended December 30, 2006 were $237.8 million, an increase of $19.5 million from the thirty-nine weeks ended December 24, 2005. The increase in net sales was primarily driven by higher comparable store sales growth of 4%, $5.6 million related to translating the sales of the Canadian operations to U.S. dollars with a relatively stronger Canadian dollar and approximately $4.3 million related to the extra week included in the forty week period ended December 30, 2006. The increase in comparable store sales growth was primarily driven by an increase in the average unit retail price per transaction.

Gross Profit

	For the 40 weeks ended December 30, 2006	For the 39 weeks ended December 24, 2005
	(In thousands)
Gross Profit – Retail	$113,515	$100,045
Gross Profit – Other	3,324	4,465

Total Gross Profit	$116,839	$104,510

Gross profit was $116.8 million or 49.1% of net sales for the forty week period ended December 30, 2006 compared to $104.5 million or 47.9% of net sales for the thirty-nine week period ended December 24, 2005 or an increase of 120 basis points. Included in the $12.3 million increase in gross profit was $3.1 million related to the impact of translating the net sales and cost of sales of the Canadian operations to U.S. dollars with a relatively stronger Canadian dollar. Gross margin improved due to the ongoing execution of the Company’s retail and merchandising strategies aimed at increasing the sales of higher margin merchandise and merchandise we design and make or source.

SG&A was $89.1 million or 37.5% of net sales for the forty week period ended December 30, 2006 compared to $82.2 million or 37.7% of net sales for the thirty-nine week period ended December 24, 2005, a decrease of 20 basis points during the current fiscal period as compared to prior year. The $6.9 million increase in SG&A for the period includes $2.7 million resulting from the impact of translating Canadian dollar expenses to U.S. dollars with a relatively stronger Canadian dollar. Also impacting the increase in SG&A was $0.6 million of non-cash compensation income recognized in the prior fiscal period compared to $0.2 million of expense during the forty week period ended December 30, 2006 and $1.0 million of additional operating expenses due to the extra week in the current fiscal period. The remaining increase in SG&A is primarily related to higher levels of marketing spending on the targeted use of catalogs, television, outdoor and print advertising as well as other marketing programs to promote brand awareness and higher occupancy costs as well as higher compensation and other variable expenses related to the higher level of sales. Depreciation and amortization expense was $5.0 million for the forty week period ended December 30, 2006 compared to $4.0 million for the thirty-nine week period ended December 24, 2005. This $1.0 million increase was primarily due to $0.5 million of accelerated depreciation of certain technology investments that were replaced in connection with our new information technology systems and $0.2 million of accelerated amortization of leasehold improvements related to the downsizing of a store in Florida. The increase also includes $0.2 million of higher expenses related to translating the Canadian dollar expenses to U.S. dollars at a higher rate than in the prior year.

Interest and other financial costs were $7.6 million and $6.8 million for the forty and thirty-nine week periods ended December 30, 2006 and December 24, 2005, respectively. This increase resulted from higher levels of borrowings associated with higher inventory levels, increases in LIBOR and prime rates and a $0.2 million impact of translating the interest costs of the Canadian operations to U.S. dollars at a higher rate than the prior period. This increase was partially offset by a decrease in interest related to the prepayment of the 11.7 million junior secured term loan during the second quarter of Fiscal 2007. The increase in interest and other financial costs was also impacted by the recognition of a $0.2 million foreign exchange gain on convertible notes during the thirty-nine week period ended December 24, 2005 which reduced interest and financial costs in the prior fiscal year period.

FINANCIAL CONDITION

Liquidity and Capital Resources

We have a $135 million revolving working capital credit facility from Bank of America N.A. and GMAC Commercial Finance LLC, which matures on January 19, 2009. As of December 30, 2006, we have $83.6 million outstanding on this facility. Our working capital credit facility bears interest at a floating rate of prime or prime plus 0.25% depending on the excess borrowing capacity, or, at our election, at a LIBOR based rate plus 1.25%, or LIBOR based rate plus 1.50%, or, LIBOR based rate plus 2.00%, depending on the excess borrowing capacity and fixed coverage ratio. On December 30, 2006, the borrowing alternatives were at prime and at LIBOR plus 1.25%. Our excess borrowing capacity was $51.4 million at December 30, 2006.

Our working capital credit facility is secured by a first priority lien over substantially all of our assets, including our subsidiaries’ assets. Under our facility, we must test certain financial covenants at the end of each quarter if and when the average excess borrowing capacity for the last month of the quarter is lower than $8.75 million or the excess borrowing capacity is lower than $6.25 million at any time. We were not required to test these covenants since the inception of this facility.

Our working capital credit facility also contains limitations on our ability to pay dividends, more specifically, among other limitations, we can pay dividends only at certain excess borrowing capacity thresholds and the aggregate dividend payment for the twelve month period ended as of any fiscal quarter cannot exceed 33% of the consolidated net income for such twelve month period.

We are currently in compliance with all the covenants contained in our credit facilities. We rely on borrowings under our working capital credit facility to fund our day-to-day operations.

In addition to the working capital credit facility, we have several other outstanding loans as of December 30, 2006: (1) a $1.7 million term loan from Investissement Québec that bears interest at a rate of prime plus 1.5% per annum, which equated to 7.5% at December 30, 2006, and repayable until June 2010 in eighty-one equal monthly capital repayments; (2) a $0.2 million loan payable to the Small Business Loan Fund Corporation, bearing interest at 6% per annum repayable in monthly installments maturing in April 2010; (3) a $0.1 million term loan with Sovereign Bank which bears interest at a rate of 6.75% and matures in February 2010; and (4) a $0.1 million non-revolving demand loan from Bank of Montreal bearing interest at an annual rate of prime plus 1% maturing in May 2009. In August 2006, we paid the remaining $11.7 million balance of our junior secured term loan.

We had net cash flows provided by continuing operations of $12.6 million during the forty week period ended December 30, 2006 compared to $29.5 million during the thirty-nine week period ended December 24, 2005. This decrease in cash flows from operating activities is primarily attributable to a $13.4 million increase in cash used to invest in inventory associated with our internalization strategies resulting in higher level of inventory including raw material and work-in-process as more products are being made internally, higher inventory related to the opening of a new retail store in Florida during the year, the decision to maintain higher levels of core inventory items in timepieces and bridal jewelry, and additional inventory related to our holiday sales results in the U.S. being lower than expected. The higher level of cash flows used to invest in inventory was also impacted by translating Canadian activity at a different foreign exchange rate for the current year compared to the prior year resulting in $0.6 million of higher cash flows used in to invest in inventory. Also contributing to the lower cash flows from continuing operations was a lower level of increase in accounts payable as more inventory purchases were received earlier in the holiday season and their corresponding invoices paid prior to fiscal quarter end compared to the thirty-nine week period ended December 24, 2005.

Net cash used in financing activities was $5.8 million during the forty week period ended December 30, 2006 as compared to $12.8 million for the thirty-nine week period ended December 24, 2005. This $7.0 million decrease is mostly the result of higher net borrowings under our working capital credit facility at the end of the fiscal month to fund the higher level of inventory purchases.

We expect our capital expenditures to be approximately $8 million to $9 million for the fiscal year ending March 31, 2007, with the majority of spending related to store remodeling, expansion and information technology enhancement.

Management believes that barring a significant external event that materially adversely affects our current business or the current industry trends as a whole, borrowing capacity under the working capital credit facility, projected cash flows from operations and other short term borrowings will be sufficient to support our working capital needs, capital expenditures and debt service for at least the next 12 months.

RECENT ACCOUNTING PRONOUNCEMENTS

See Note 2 to the Unaudited Condensed Consolidated Financial Statements.

FORWARD-LOOKING STATEMENTS

This interim report and other written reports and releases and oral statements made from time to time by the Company contain forward-looking statements which can be identified by their use of words like “plans,” “expects,” “believes,” “will,” “anticipates,” “intends,” “projects,” “estimates,” “could,” “would,” “may,” “planned,” “goal,” and other words of similar meaning. All statements that address expectations, possibilities or projections about the future, including without limitation, statements about our strategies for growth, expansion plans, sources or adequacy of capital, expenditures and financial results are forward-looking statements.

One must carefully consider such statements and understand that many factors could cause actual results to differ from the forward-looking statements, such as inaccurate assumptions and other risks and uncertainties, some known and some unknown. No forward-looking statement is guaranteed and actual results may vary materially. Such statements are made as of the date provided, and we assume no obligation to update any forward-looking statements to reflect future developments or circumstances.

One should carefully evaluate such statements by referring to the factors described in our filings with the Securities and Exchange Commission (“SEC”), especially on Forms 20-F and 6-K. Particular review is to be made of Items 3, 4 and 5 of Form 20-F where we discuss in more detail various important risks and uncertainties that could cause actual results to differ from expected or historical results. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements. Since it is not possible to predict or identify all such factors, the identified items are not a complete statement of all risks or uncertainties.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risks

Our primary market risk exposure is interest rate risk. Borrowing under the working capital credit facility, the term loan from Investissement Québec and the non-revolving demand loan from Bank of Montreal, bear interest at floating rates. As of December 30, 2006, we had approximately $85.4 million of floating-rate debt. Accordingly, our net income will be affected by changes in interest rates. Assuming a 1% increase or decrease in the interest rate under our floating-rate debt, our interest expense on an annualized basis would have increased or decreased, respectively, by approximately $0.9 million.

Currency Risk

While we report our financial results in U.S. dollars, a substantial portion of our sales are earned in Canadian dollars. For our operations located in Canada, non-Canadian currency transactions and assets and liabilities subject us to foreign currency risk. Conversely, for the operations located in the United States, non-U.S. currency transactions and assets and liabilities subject us to foreign currency risk. For purposes of our financial reporting, our financial statements are reported in U.S. dollars by translating, where necessary, net sales and expenses from Canadian dollars at the average exchange rates prevailing during the period, while assets and liabilities are translated at period-end exchange rates, with the effect of such translation recorded in accumulated other comprehensive income. As a result, for purposes of our financial reporting, foreign exchange gains or losses recorded in earnings relate to non-Canadian dollar transactions of the operations located in Canada and non-U.S. dollar transactions of the operations located in the United States. We expect to continue to report our financial results in U.S. dollars in accordance with U.S. GAAP. Consequently, our reported earnings could fluctuate materially as a result of foreign exchange translation gains or losses. To mitigate the impact of foreign exchange volatility on our earnings, from time to time we may enter into agreements to fix the exchange rate of U.S. dollars to Canadian dollars. For example, we may enter into agreements to fix the exchange rate to protect the principal and interest payments on our Canadian dollar denominated debt and other liabilities. If we do so, we will not benefit from any increase in the value of the Canadian dollar compared to the U.S. dollar when these payments become due.

Commodity Risk

The nature of our operations results in exposure to fluctuations in commodity prices, specifically gold. We monitor and, when appropriate, utilize derivative financial instruments and physical delivery contracts to hedge our exposure to risks related to the change in gold price. We are exposed to credit-related losses in the event of non-performance by counter-parties to the financial instruments. In addition, if gold prices decrease below those levels specified in our various hedging agreements, we would lose the value of a decline in the price of gold. At December 30, 2006 and December 24, 2005, our hedging activities had no material impact on our condensed consolidated financial statements. However, gains may not be realized in future periods and our hedging activities may result in losses, which could be material. For accounting purposes, the hedging agreements do not qualify to be treated as accounting hedges and, accordingly, are marked to market at the end of every quarter. At period end, no such hedging agreements had been entered into by us.